FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Xiana Mining Inc. (formerly “Dorato Resources Inc.”)

(the “Company”)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Item 2.

Date of Material Change

October 23, 2013

Item 3.

News Release

A news release was issued on October 23, 2013 and October 24, 2013 and disseminated through the facilities of Canada Stockwatch and Market News.

Item 4.

Summary of Material Change

The Company completed a twenty for one share consolidation and change of name to Xiana Mining Inc.,

Item 5.

Full Description of Material Change

Item 5.1

Full Description of Material Change

At the Company’s annual and special shareholders meeting held on September 27, 2013, the shareholders approved a twenty for one share consolidation and change of name to Xiana Mining Inc.

Xiana Mining Inc. was to commence trading on the TSX Venture Exchange under the symbol ‘XIA’ as of October 23, 2013.  However, the Company was unable to complete the necessary corporate filings with the Registrar of Companies in order to effect the name change in a timely manner as it did not have access to the BC Online password.  Consequently, trading in the shares of the Company was halted at the request of the Company until the necessary corporate documents were filed.  The Company was able to file the Notice of Alteration with BC Registry Services on October 23, 2013 and, accordingly, the twenty for one share consolidation and change of name to Xiana Mining Inc. was effective as of that date.  The shares of the Company were reinstated for trading at the open of trading on October 24, 2013.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis.

Item 7.

Omitted Information

None.

Item 8.

Executive Officer

Donna M. Moroney, Corporate Secretary  604.696.4236

Item 9.

Date of Report

October 25, 2013